LOWE, BROCKENBROUGH & COMPANY, INC.

CODE OF ETHICS
Revised as of May 28, 2010

I.	Introduction

A.	General Principles

This Code of Ethics ("Code") establishes rules of conduct for "Access Persons” (as defined herein) of Lowe, Brockenbrough & Company, Inc., and is designed to govern the personal securities activities of Access Persons.  In general, in connection with personal securities transactions, Access Persons should (1) always place the interest of the firm's clients first; (2) ensure that all personal securities transactions are conducted consistent with this Code and applicable securities laws and in such a manner as to avoid any actual or potential conflict of interest or any abuse of a Access Person's position of trust and responsibility; and (3) not take inappropriate advantage of their positions.

Access Persons are prohibited from trading either personally or on behalf of others, while in possession of material, nonpublic information as specified in the firm’s Insider Trading Policy.  Access Persons are prohibited from disclosing material nonpublic information concerning securities recommendations and client data.

B.	Legal Requirement

Rule 17j-1(a) under the Investment Company Act of 1940 (the "Act") and Rule 204A-1 under the Investment Advisers Act of 1940 makes it unlawful for any employee:

1.	To employ any device, scheme or artifice to defraud any client of the Adviser;
2.
To make to any client of the Adviser any untrue statement of a material fact or omit to state to such client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

3.	To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any client of the Adviser; or
4.	To engage in any manipulative practice with respect to any client of Adviser.

C.	Applicability

For purposes of this Code, “Access Person” shall mean all employees, directors, officers, general partners or Advisory Person of the firm.

C.	Applicability (cont.)

For purposes of the Code, “Advisory Person” shall mean any employee who in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of securities or who functions relate to the making of any recommendations with respect to the purchases or sales and any natural person in a control relationship to the firm who obtains information concerning recommendations with regard to the purchase or sale of securities.

II.	Restrictions on Activities

A.	Blackout Periods

No Access Person shall purchase or sell, directly or indirectly, any security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership within seven (7) calendar days after the firm trades in that security unless the firm's entire position in that security has been sold prior to such transaction and the Access Person is also selling the security.  If a security transaction is executed by the firm within 7 calendar days after an Access Person executed a transaction in the same security, the Compliance Officer will review the Access Person's and the firms' transactions to determine whether the Access Person did not meet his or her fiduciary duties to the firm's clients in violation of this code.

B.	Interested Transactions

No Access Person shall recommend any securities transactions without having disclosed to the the Executive Committee his or her interest, if any, in such securities or the issuer thereof, including without limitation:

1.	any direct or indirect beneficial ownership of any securities of such issuer;

2.	any contemplated transaction by such person in such securities;

3.	any position with such issuer or its affiliates; and

4.	any present or proposed business relationship between such issuer or its affiliates and such person or any party in which such person has a significant interest.

II.	Restrictions on Activities (cont.)

C.	Initial Public Offerings

No Access Person shall acquire directly or indirectly, any beneficial ownership in any securities in an initial public offering for his or her personal account without the prior approval of the Compliance Officer who has been provided by such Access Person with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Access Person's activities on behalf of the firm) and has concluded after consultation with other investment Access Personnel that the firm has no foreseeable interest in purchasing such securities.

D.	Private Placements

No Access Person shall acquire, directly or indirectly, any beneficial ownership of any securities in a private placement without the prior approval of the Chief Compliance Officer who has been provided by such Access Person with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Access Person's activities on behalf of the firm) and has concluded after consultation with other investment Access Personnel that the firm has no foreseeable interest in purchasing such securities.

E.	Short-Term Trading Profits

No Access Person shall profit from the purchase and sale, or sale and purchase, within 60 calendar days, of (i) the same (or equivalent) securities which are the same or equivalent to those securities purchased by the firm, or (ii) shares of The Jamestown Funds.  Any profit so realized shall be disgorged.

Notwithstanding the foregoing provision, an Access Person, subject to advance approval of the Compliance Officer on a case-by-case basis, may profit from the purchase and sale, or sale and purchase, of the same securities within 60 calendar days.

F.	Gifts

No Access Person shall receive any gift or other things of more than de minimis value from any person or entity that does business with or on behalf of the firm.

G.	Service as a Director

No Access Persons shall serve on the board of directors of any publicly traded company without prior authorization by the firm's Executive Committee based upon a determination that such board service would be consistent with the interests of the firm's advisory clients.

III.	Exempt Transactions (All employee transactions must follow principle of last in, last out.)

III.	Exempt Transactions (cont.)

A.	For purposes of this Code, the term "security" shall not include the following:
1.	securities issued by the Government of the United States;
2.	bankers' acceptances;
3.	bank certificates of deposit;
4.	commercial paper;
5.
fixed-income securities, provided that (a) the security has a credit rating of at least Aa or Aaa from Moody's Investors Service, AA or AAA from Standard & Poor's Ratings Group, or an equivalent rating from another rating service, or is unrated but comparably creditworthy, (b) the security matures within twelve months of purchase, (c) the market is very broad so that a large volume of transactions on a given day will have relatively little effect on yields, and (d) the market for the instrument features highly efficient machinery permitting quick and convenient trading in virtually any volume; and

6.	shares of registered open-end investment companies, excluding The Jamestown Funds and exchange traded funds (ETFs) See Section IV below for details on Jamestown Fund and exchange traded fund activity.

B.	The prohibitions described in paragraphs (A) and (E) of Article II and paragraph (A) of Article V shall not apply to the following transactions:

1.	Purchases or sales affected in any account over which the Access Person has no direct or indirect influence or control;

2.	Purchase or sales of fixed-income securities of investment grade with an outstanding issue size of $100,000,000 or more;

3.	Purchases or sales that are non-volitional on the part of the Access Person;

4.	Purchases that are part of an automatic dividend reinvestment plan;

5.
Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from the issuer, and sales of such rights so acquired;

6.	Purchases or sales of currencies, currency futures, interest rate futures, index futures, options on any of the foregoing;

7.	Purchases or sales of securities issued or guaranteed as to principal and interest by any government or its agencies or instrumentalities.

III.	Exempt Transactions (cont.)

B.	(cont.)

8.
Transactions in a security whose issuer has a total market capitalization in excess of $4 billion for which the purchase or sale amount, when aggregated with purchases or sales of the same security within 15 days before or after such transaction, is less than or equal to $100,000.  For issuers with less than $4 billion in market capitalization, aggregate shares of 500 or less will be exempt.

9.
Transactions in security options (puts or calls) for which the purchase or sale, when aggregated with purchases or sales of options in the same security within 15 days before or after such transaction, is less than or equal to 5 contracts, or

10.
Subject to the advance approval by the Chief Compliance Officer purchases or sales that are only remotely potentially harmful to the Firm because such purchases or sales would be unlikely to affect a highly institutional market, or because such purchases or sales are clearly not related economically to the securities held, purchased or sold by the Firm.

IV.	Jamestown Fund and Exchange Traded Fund (ETF) Trades:

All trades in any Jamestown Funds are to be reported to compliance monthly.  Salary deferral purchases are exempt transactions for this purpose; however, any rebalancing or transfers in the 401K plan are reportable and considered to be subject to the Code’s provisions.

A.	Pre-clearance for Jamestown or ETF trades is not required given the nature of the vehicles and the unlikely possibility to conflict with client trading activity.

B.	There is no de minimis value for trading in these vehicles, i.e. there is no minimum threshold that would exempt a transaction in these vehicles from the Code.

C.
All transactions will be subject to II (E), the short-term profit restriction.  On a case-by-case basis. an Access Person may, with advance approval of the Compliance Officer, profit from the purchase and sale, or sale and purchase, of the same fund within 60 days.

D.	Access persons are not subject to section II A, blackout periods, on transactions in the Jamestown Funds or any ETF.

V.	Compliance Procedures

A.	Pre-Clearance

Access Persons may directly or indirectly, acquire or dispose of beneficial ownership of a security, only if (1) such purchase or sale has been approved by the Chief Compliance Officer, (2) the approved transaction is completed by the close of business on the second trading day after approval is received, and (3) the Chief Compliance Officer has not rescinded such approval prior to execution of the transaction.  Exempt transactions as  defined in III do not require pre clearance, however, no access person is to trade in securities prior to client trading being complete.  Access persons are to ascertain that there are no contemplated client trades in the exempt securities.

B.	Reporting

Each Access Person is required to direct his/her brokers to supply to the Chief Compliance Officer, on a timely basis, duplicate copies of all confirmations of all personal securities transactions and copies of periodic statements for all securities accounts.

Each Access Person is required to report any violations of the Code of Ethics promptly to the Chief Compliance Officer .

C.	Disclosure of Personal Holdings

Upon commencement of employment and annually thereafter, each Access Person shall be required to disclose his or her current personal securities holdings to the Chief Compliance Officer.

Personnel becoming Access Persons will be required, no later than 10 days after becoming an Access Person, to provide the Chief Compliance Officer with a listing of all securities beneficially owned.

D.	Certification of Compliance

Each Access Person is required to certify quarterly that he or she has complied with all the requirements of the Code and that he or she has disclosed or reported all personal securities transactions required to be disclosed or reported pursuant to the requirements of the Code.

E.	Notification of Subject Persons

The Chief Compliance Officer shall notify each Access Person of the firm who may be required to make reports pursuant to this Code that such person is subject to this Code and its reporting requirements and shall deliver a copy of this Code to each such person and maintain the Access Persons’ written acknowledgment of receipt.

F.	Review

1.
The Chief Compliance Officer shall review Access Persons’ securities transactions and shall report all code violations promptly to the CCO.  At least quarterly, the CCO shall report to the Board any violations requiring significant remedial action during the past quarter.

2.	At least annually, the Chief Compliance Officer shall report to the Board:

a.	all existing procedures concerning Access Persons' personal trading activities and any procedural changes made during the past year; and

b.	any recommended changes to the firm's Code or procedures.

VI.	Sanctions

Upon discovering that an Access Person has not complied with the requirements of this Code, the Chief Compliance Officer shall report the violation to the management personnel of the Advisor for appropriate remedial action which, in addition to the actions specifically delineated in other sections of this Code, may include a reprimand of the Access Person, a monetary fine, suspension, or termination.

VII.	Confidentiality

All information obtained from any Access Person hereunder shall be kept in strict confidence, except that reports of securities transactions hereunder may be made available to the Securities and Exchange Commission or any other regulatory or self-regulatory organization, and may otherwise be disclosed to the extent required by law or regulation.

VIII.	Other Laws, Rules and Statements of Policy

Nothing contained in this Code shall be interpreted as relieving any Access Person from acting in accordance with the provision of any applicable law, rule, or regulation or any other statement of policy or procedures governing the conduct of such person adopted by the Firm.

IX.	Further Information

If any person has any questions with regard to the applicability of the provisions of this Code generally or with regard to any securities transaction or transactions such person should consult the Chief Compliance Officer.

X.	Records

This Code, a copy of each report by an Access Person, any written report hereunder by the Firm, and lists of all persons required to make reports and his or her certifications shall be preserved with the Firm's records for the period required by Rule 204A-1 under the Investment Advisers Act of 1940.